Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended December 31,	Years Ended March 31,
	2008	2008	2007	2006	2005
Earnings (loss) from operations before income tax provision	$ (2,472,702)	$ 443,871	$ 1,043,854	$ 715,462	$ 470,758
Fixed Charges:
Interest Expense	111,864	82,681	71,474	52,648	44,765
Interest on uncertain tax positions included in earnings from operations before income tax provision[1]	2,088	1,232	(649)	780	520
Portion of rental expenses representative of interest factor[2]	29,310	39,080	32,383	15,969	9,237
Earnings (loss) available for fixed charges	$ (2,329,440)	$ 566,864	$ 1,147,062	$ 784,859	$ 525,280
Fixed Charges:
Interest Expense	$ 111,864	$ 82,681	$ 71,474	$ 52,648	$ 44,765
Interest expense included in interest expense not related to third party indebtedness[1]	(2,088)	(1,232)	649	(780)	(520)
Portion of rental expense representative of interest factor[2]	29,310	39,080	32,383	15,969	9,237
Total Fixed Charges	$ 139,086	$ 120,529	$ 104,506	$ 67,837	$ 53,482
Consolidated ratio of earnings (loss) to fixed charges	(16.7)	4.7	11.0	11.6	9.8

1)

The portion of interest related to uncertain tax positions is excluded from the calculation.

2)

The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.